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Cross Merchandise Opportunities

4 Items 1 Member



Brands Recommended By Colleagues

6 Items 1 Member



Brands Trending on Instagram

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Met at Trade Show(s)

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VP Recommended Initiatives

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Nature's Fusions
BIRCH
100%

Birch

Nature's Fusions


NATURE NUT
Hair Mask for Dry & Damaged Hair

Mask for Dry & Damaged Hair

NATURE NUT


ticket
CHOCOLATE
ARTISAN S'MORES KIT
[service for 4]

ARTISAN S'MORES KITS

Ticket Chocolate


Biscotti di Suzy
almond anise
amande anis

6 Boxes - Mini Biscotti 7oz Almon...

Crunchy Foods